UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Equity Line of Credit

On January 10, 2025 (the “CEFF Closing Date”), Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into an Ordinary Shares Purchase Agreement (the “CEFF Purchase Agreement”), dated as of January 10, 2025, with an investor (the “Purchaser”), whereby the Company has the right, but not the obligation, to sell to the Purchaser, and the Purchaser is obligated to purchase, up to the lesser of (i) $25 million of newly issued Class A ordinary shares with a nominal value of $0.0001 each (“Class A Ordinary Shares”) and (ii) the Exchange Cap (as defined below). Concurrently with the execution of the CEFF Purchase Agreement, the Company and the Purchaser also entered into a Registration Rights Agreement, dated as of January 10, 2025, between the Company and the Purchaser (the “CEFF Registration Rights Agreement”), pursuant to which the Company agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) one or more registration statements to register under the Securities Act of 1933, as amended (the “Securities Act”), the offer and resale by the Purchaser of all of the Class A Ordinary Shares that may be issued and sold by the Company to the Purchaser from time to time under the CEFF Purchase Agreement (each, a “CEFF Registration Statement”).

Ordinary Shares Purchase Agreement

The Company does not have a right to commence any sales of Class A Ordinary Shares to the Purchaser under the CEFF Purchase Agreement until the time when all of the conditions to the Company’s right to commence sales of Class A Ordinary Shares to the Purchaser set forth in the CEFF Purchase Agreement have been satisfied, including that a CEFF Registration Statement covering the resale of such shares is declared effective by the SEC and the final form of prospectus contained therein is filed with the SEC (the “Commencement Date”). From and after the Commencement Date, the Company will control the timing and amount of any sales of Class A Ordinary Shares to the Purchaser. Actual sales of shares of Class A Ordinary Shares to the Purchaser under the CEFF Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Class A Ordinary Shares and determinations by the Company as to the appropriate sources of funding and the Company’s operations.

At any time from and after the Commencement Date, on any business day on which the closing sale price of the Class A Ordinary Shares is equal to or greater than $1.00 (the “VWAP Purchase Date”), the Company may direct the Purchaser to purchase a number of Class A Ordinary Shares in an amount up to the VWAP Purchase Maximum Amount (as defined in the CEFF Purchase Agreement) (a “VWAP Purchase”) at a purchase price equal to the lesser of 92% of (i) the closing sale price of the Class A Ordinary Shares on the applicable VWAP Purchase Date and (ii) the volume-weighted average price during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending at the VWAP Purchase Termination Time (as defined in the CEFF Purchase Agreement). If the lowest trade price for the Class A Ordinary Shares on the Clearing Date (as defined in the CEFF Purchase Agreement) is lower than that at the time any Class A Ordinary Shares are required to be issued pursuant to a VWAP Purchase, then the price per share at which such shares are issued will be adjusted such that the price per share at which such shares are issued will be calculated from the closing trade price on the Clearing Date, and the Company will issue additional Class A Ordinary Shares to the Purchaser to reflect such adjusted price per share.

In no event will the Company issue to the Purchaser under the CEFF Purchase Agreement more than 19.99% of the total number of Class A Ordinary Shares outstanding immediately prior to the execution of the CEFF Purchase Agreement, which number of shares will be reduced, on a share-for-share basis, by the number of Class A Ordinary Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the CEFF Purchase Agreement under applicable rules of Nasdaq (the “Exchange Cap”) unless (i) the Company obtains the approval of the issuance of such shares by its shareholders in accordance with the applicable stock exchange rules, (ii) the average price of all applicable sales of Class A Ordinary Shares are made at a price equal to or in excess of the lower of (A) the official closing sale price on Nasdaq immediately preceding the delivery of the applicable VWAP Purchase notice to the Purchaser and (B) the average of the closing prices of the Class A Ordinary Shares for the five business days immediately preceding the delivery of such VWAP Purchase notice (in each case, plus an incremental amount to take into account the Commitment Shares (as defined below)), such that the sales of such Class A Ordinary Shares to the Purchaser would not count toward the Exchange Cap because they are “at market” under applicable stock exchange rules, or (iii) the Company obtains and submits to Nasdaq a written statement from an independent counsel in the Company’s home country certifying that the Company’s practices, including the practices of not obtaining shareholder approval to issue more than the Exchange Cap, are not prohibited by the home country’s laws, or any equivalent document that serves such purpose. In addition, the Company may not issue or sell any Class A Ordinary Shares to the Purchaser under the CEFF Purchase Agreement which, when aggregated with all other Class A Ordinary Shares then beneficially owned by the Purchaser and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the Purchaser beneficially owning more than 4.99% of the outstanding Class A Ordinary Shares.

As consideration for the Purchaser’s commitment to purchase Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the CEFF Purchase Agreement, upon execution of the CEFF Purchase Agreement, the Company will issue 486,117 Class A Ordinary Shares to the Purchaser (the “Commitment Shares”). In addition, the Company is required to pay the Purchaser $25,000 to reimburse the Purchaser for reasonable out-of-pocket expenses, including the legal fees and disbursements of the Purchaser’s legal counsel.

The CEFF Purchase Agreement also provides that the Company will use 25% of any gross proceeds received under the CEFF Purchase Agreement to make payments of outstanding interest, dividends and principal, as applicable, on any outstanding notes, instruments, or other obligations of the Company, at a rate of 120% of the greater of (i) the outstanding obligations and (ii) the intrinsic underlying value of such instrument.

The CEFF Purchase Agreement will terminate automatically on the earliest to occur of (i) the expiration of any CEFF Registration Statement pursuant to Rule 415(a)(5) of the Securities Act, (ii) the date on which the Purchaser shall have purchased $25,000,000 of Class A Ordinary Shares, or (iii) the occurrence of certain other events set forth in the CEFF Purchase Agreement. The Company may terminate the CEFF Purchase Agreement at any time after the Commencement Date upon one trading day’s prior written notice to the Purchaser. The Purchaser may terminate the CEFF Purchase Agreement upon ten trading days’ prior written notice after the occurrence of certain events, including upon the occurrence of a Material Adverse Effect (as defined in the CEFF Purchase Agreement), the failure to meet a required Filing Deadline (as defined below) or Effectiveness Deadline (as defined below), or the failure to maintain a CEFF Registration Statement. The CEFF Purchase Agreement may also be terminated by mutual written consent. Certain provisions of the CEFF Purchase Agreement will survive automatic termination or termination by either party other than by mutual written consent.

Registration Rights Agreement

Pursuant to the CEFF Registration Rights Agreement, the Company is required to file the initial CEFF Registration Statement with the SEC covering the resale of the Commitment Shares and the maximum number of the Class A Ordinary Shares that may be sold to the Purchaser pursuant to the CEFF Purchase Agreement and that may be permitted to be included in the initial CEFF Registration Statement under SEC rules, regulations and interpretations on or before the 45th calendar day following the CEFF Closing Date (the “Initial Filing Deadline”). An additional CEFF Registration Statement must be filed to cover the resale of the maximum remaining number of the Class A Ordinary Shares that may be sold to the Purchaser pursuant to the CEFF Purchase Agreement and that may be permitted to be included in the initial CEFF Registration Statement under SEC rules, regulations and interpretations within ten business days following the sale of substantially all of the securities covered by the most recent prior CEFF Registration Statement (such date, together with the Initial Filing Deadline, a “Filing Deadline”). Each CEFF Registration Statement must be declared effective by the SEC on or before the earlier of the 60th calendar day following the applicable Filing Deadline and the third business day that the Company is notified by the SEC that such CEFF Registration Statement will not be reviewed (the “Effectiveness Deadline”). The Company must maintain the effectiveness of each CEFF Registration Statement and the availability of the prospectus contained within it. The registration rights granted under the CEFF Registration Rights Agreement are subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

Certain Related Matters

The foregoing description of the CEFF Purchase Agreement and the CEFF Registration Rights Agreement is qualified in its entirety by reference to the full text of the CEFF Purchase Agreement and the CEFF Registration Rights Agreement, copies or forms of which are filed as Exhibit 10.1 and Exhibit 10.2 to this Report on Form 6-K, respectively.

Other than in respect of the CEFF Purchase Agreement, the CEFF Registration Rights Agreement, and the transactions described in the Company’s separate Report on Form 6-K furnished to the SEC on January 13, 2025, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and the Purchaser.

The CEFF Purchase Agreement and the CEFF Registration Rights Agreement contain customary representations, warranties, covenants, and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The offer and sale of securities described above was conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

Issuance of Press Release

On January 13, 2025, the Company issued a press release to announce the signing and closing of the CEFF Purchase Agreement and certain other matters. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information furnished in Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This report on Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Form of Ordinary Shares Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press Release dated January 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 13, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer